UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

Corning Natural Gas Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

219381100

(CUSIP Number)

Anita G. Zucker
c/o The Inter Tech Group, Inc.
4838 Jenkins Avenue
North Charleston, SC 29405
(843) 744-5174

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
George S. King, Jr., Esq.
Haynsworth Sinkler Boyd, P.A.
Post Office Box 11889, Columbia, South Carolina 29211
(803) 779-3080

September 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO.  219381100                                      PAGE 2 OF 6

1.           NAME OF REPORTING PERSON

           Anita G. Zucker

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [   ]
                             (b) [   ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS

00, PF

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [   ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.         SOLE VOTING POWER

                     214,451

8.         SHARED VOTING POWER

                    0

9.         SOLE DISPOSITIVE POWER

                    214,451

10.       SHARED DISPOSITIVE POWER

                0

 11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

214,451

12.    CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See Instructions ) [   ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.67%

14.           TYPE OF REPORTING PERSON (See Instructions)   IN

Item 1.     Security and Issuer

Common stock, $5 par value, of Corning Natural Gas Corporation, 330 West William Street, Corning, New York 14830 (the "Issuer").

Item 2.     Identity and Background

           Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker is the Trustee of The Article 6 Marital Trust (the "Trust"), under The First Amended and Restated Jerry Zucker Revocable Trust dated April 2, 2007. Mrs. Zucker's principal occupation is as the Chairperson and chief executive officer of The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

The shares of common stock as to which this filing relates were purchased by the Trust using its funds. The total amount paid by the Trust was $3,190,101.50.

Item 4.     Purpose of Transaction

           The Trust acquired the shares for investment purposes. It will continue to review the performance of and prospects for this investment and its investment alternatives.  As part of the ongoing review of its investments in the shares, it may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions.  Except as may be limited by the Purchase Agreement dated as of January 23, 2012 between the Issuer and the Trust, it may also explore other alternatives with respect to its investment in the shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure. Although the foregoing reflects activities presently contemplated by it with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that it will take any of the actions referred to above.

Except as set forth in the preceding paragraph, as of the date hereof, it does not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, it reserves the right to effect any such actions as it may deem necessary or appropriate in the future.

Item 5.     Interest in Securities of the Issuer

     The Trust owns 214,451 shares, or 9.67%%, of the Issuer's common stock. Mrs. Zucker, as Trustee of the Trust, has sole voting, investment and dispositive power with respect to those shares.

138,889 shares were purchased by the Trust directly from the Issuer on January 25, 2012.  The remaining 75,562 shares were purchased by the Trust directly from the Issuer on September 24, 2012 at a price of $15.75 per share pursuant a rights offering.  The Issuer advised Mrs. Zucker of the number of shares purchased on October 1, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the purchase of 138,889 shares of common stock of the Issuer, the Trust entered into certain agreements with the Issuer which limit the activities of the Trust with respect to those securities and the Issuer for six months from January 23, 2012 as specified in Section 6 of the Purchase Agreement dated as of January 23, 2012 between the Issuer and the Trust (the “Agreement”).  Section 6 of the Agreement is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A –
Section 6 of the Purchase Agreement dated as January 23, 2012 between the Issuer and the Trust.  -  Incorporated by reference to Exhibit 99.1 to the current report on Form 8-K filed by Corning Natural Gas Corporation on January 27, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2012

s/Anita G. Zucker
                   ______________________________________________________________________
                   Anita G. Zucker, individually and as Trustee for The Article 6 Marital Trust